SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Hawaiian Holdings, Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

419879101

(CUSIP NUMBER)

Zac Hirzel

3963 Maple Avenue, Suite 170

Dallas, TX 75219

(214) 999-0014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

December 11, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 419879101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,661,017
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,661,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,661,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 419879101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zac S. Hirzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,661,017
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,661,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,661,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 419879101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,769,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,769,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,769,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CONFIDENTIAL

SCHEDULE 13D/A

This Amendment No .1 (this “Amendment”) to the Schedule 13D filed with the Securities Exchange Commission on October 10, 2013 (the “Schedule 13D”) is being filed on behalf of Hirzel Capital Management, LLC, a Texas limited liability company (“Hirzel Capital”), Hirzel Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and Mr. Zac S. Hirzel, the principal of Hirzel Capital, relating to Common Stock ($.01 par value) (the “Common Stock”) of Hawaiian Holdings, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by the Fund and the accounts of certain other private funds (collectively, the “Hirzel Accounts”). The Fund may direct the vote and disposition of the 4,769,243 shares of Common Stock that it holds directly. Hirzel Capital serves as the general partner or managing member of the Hirzel Accounts and may direct the vote and disposition of the 5,661,017 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 5,661,017 shares of Common Stock held by the Hirzel Accounts.

The Common Stock held by the Reporting Persons (as defined below) reported on this Amendment were previously reported on a Schedule 13G filed with the Securities Exchange Commission on April 11, 2013. This Amendment amends and restates the Schedule 13D as set forth below.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of December 11, 2013, the Hirzel Accounts had invested $33,789,938 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Hirzel Accounts.

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.	Purpose of the Transaction

On December 11, 2013, the Issuer and the Reporting Persons entered into an agreement (the “Agreement”). Pursuant to the Agreement, the Issuer agreed to take all necessary action to appoint Mr. Hirzel to the Issuer’s Board of Directors (the “Board”) effective as of the start of the regularly-scheduled meeting of the Board in February 2014. In addition, the Issuer has agreed to include Mr. Hirzel in its slate of nominees for election to the Board at the Issuer’s 2014 Annual Meetings of Stockholders.

Pursuant to the Agreement, the Stockholder Group (as defined in the Agreement) has agreed during the period commencing on December 11, 2013, and ending on the later of (i) the Issuer’s 2016 Annual Meeting of Stockholders, or (ii) twelve (12) months after the conclusion of Mr. Hirzel’s service on the Board (the “Effective Period”) to vote for and to publicly support and recommend that the Issuer’s stockholders vote for the Board’s slate of nominees for directors at each meeting of the Issuer’s stockholders that is called by or on behalf of the Issuer. In addition, the Stockholder Group has agreed to customary standstill provisions during the Effective Period that provide, among other things, that the Stockholder Group will not (a) acquire beneficial ownership of more than 15% of the Issuer’s outstanding voting securities, subject to the consent of the Board to increase such limitation; (b) engage in or in any way participate in a solicitation of proxies with respect to the Issuer; (c) initiate any shareholder proposals; or (d) make certain unpermitted dispositions of the Issuer’s voting securities. The Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 52,387,065 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 18, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 24, 2013.

The Fund may be deemed to beneficially own the 4,769,243 shares of Common Stock that it owns directly, representing approximately 9.1% of the issued and outstanding shares of Common Stock of the Issuer

Hirzel Capital, as the as the general partner or managing member of the Hirzel Accounts, may be deemed to beneficially own the 5,661,017 shares of Common Stock held by the Hirzel Accounts, representing approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hirzel, as the principal of Hirzel Capital, the general partner or managing member of the Hirzel Accounts, may also be deemed to beneficially own the 5,661,017 shares of Common Stock beneficially owned by the Hirzel Accounts, representing approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.

Hirzel Capital and Mr. Hirzel disclaim beneficial ownership of the Common Stock held by the Hirzel Accounts except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

Hirzel Capital and Mr. Hirzel have the shared power to vote and dispose of the Common Stock owned by the Hirzel Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Hirzel Capital or Mr. Hirzel is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,661,017 shares of Common Stock owned by the Hirzel Accounts. Pursuant to Rule 13d-4, Hirzel Capital and Mr. Hirzel disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7 is hereby amended to add the following:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3	Agreement between the Issuer and the Reporting Persons dated as of December 11, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2013

HIRZEL CAPITAL MANAGEMENT, LLC

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

HIRZEL CAPITAL MASTER FUND, L.P.

By: Hirzel Capital Management, LLC, its general partner

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

/s/ Zac S. Hirzel
Zac S. Hirzel

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
10/23/2013	29,800	$7.3950	$220,967.00